FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of December 2005


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.












Media
Information

                           16 December 2005

     BG Group and partners bring Atlantic LNG Train 4 into production

BG Group plc and its partners today announced the start up of Atlantic LNG's
(ALNG) Train 4 liquefaction project at the Port Fortin facility in Trinidad & Tobago.

With a Liquefied Natural Gas (LNG) output capacity of 5.2 million metric tonnes per annum (mtpa), Train 4 is one of the world's largest liquefaction facilities.

The completion of the $1.2bn project, which received Government approval in June 2003, brings the facility's 4 train output capacity to over 15 mtpa and enhances Trinidad & Tobago's status as the major exporter of LNG to the United States market.

Martin Houston, BG Group Executive Vice President North America, Caribbean and Global LNG, said:

"BG Group and its partners have, yet again, delivered a major project in Trinidad & Tobago both ahead of schedule and to budget. The start up of Train 4 will enhance benefits from the country's indigenous hydrocarbon reserves.

"BG Group has been a committed partner in developing Trinidad & Tobago's natural resources over the last 15 years and this is set to continue. We are a key partner in all four LNG trains now in operation and an active participant in the East and North Coast offshore areas as well as the Central Block onshore area. We continue to work closely with the Government to examine the potential for further expansion of Trinidad & Tobago's oil and gas reserves."



 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2004.





Notes to Editors:

BG Group plc is a global natural gas business. Active on five continents in over 20 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.

The Atlantic LNG Company of Trinidad & Tobago, in which BG Group is a shareholder, was established in 1995 to liquefy natural gas for export. The company operates the four LNG Trains in operation at Port Fortin. For more info on ALNG - www.atlanticlng.com

The Train 4 partners are BG Group (28.89%), BP (37.78%), Repsol (22.22%) and NGC (11.11%). Train 4 output capacity is 5.2 mtpa from 800 mscfd.

LNG produced from the BG Group liquefaction capacity in Train 4 will be sold free on board (FOB) under long-term contract to BG Gas Marketing Ltd (BGGM) into the US market via the Lake Charles importation terminal in Louisiana, USA.

Train 4 is a fully integrated project for BG Group, involving the production and liquefaction of gas in Trinidad & Tobago, the shipping of LNG to Lake Charles and the subsequent regasification for onward sale into the US market.

ALNG Train 1, which came into operation in April 1999, produces 3.1 mtpa (BG Group - 26% shareholder). Trains 2 and 3, which became operational in August 2002 and April 2003 respectively, produce an average of 6.7 mtpa (BG Group - 32.5% shareholder).


Enquiries:

Communications                                            +44 (0) 118 929 2462

Out of hours media mobile:                                +44 (0) 791 718 5707

Investor Relations       Chris Lloyd/Helen Parris/
                         Kate Bingham                     +44 (0) 118 929 3025


Website: www.bg-group.com

                                    - ends -




                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: December 16, 2005                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary